

February 3, 2023

Timothy Fitzsimmons
Chief Financial and Accounting Officer
CompoSecure, Inc.
309 Pierce Street
Somerset , New Jersey 08873

      Re: CompoSecure, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 14, 2022
          Form 10-Q for the Quarterly Period Ended June 30, 2022
          Filed August 9, 2022
          File No. 001-39687

Dear Timothy Fitzsimmons:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Crypto Assets